330 North Wabash Avenue Suite 2800 Chicago, Illinois 60611 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com

FIRM / AFFILIATE OFFICES
July 19, 2022 VIA EDGAR	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:    Taylor Beech, Katherine Bagley
                   Keira Nakada, Theresa Brillant

Re:              UL Inc.
                     Amendment No. 3 to Draft Registration Statement on Form S-1
                     Submitted on May 18, 2022
                     CIK No. 0001901440
Ladies and Gentlemen:
On behalf of our client, UL Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated June 2, 2022 relating to the Company’s Amendment No. 3 to the above-referenced draft registration statement. Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 4 to the draft registration statement (“Amendment No. 4”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics and Non-GAAP Financial Measures, page 82
1.We note your discussion and presentation of key operating metrics and Non-GAAP financial measures precedes your discussion and presentation of operations on a GAAP basis. Please tell us your consideration of Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 104 through 107 of Amendment No. 4.

July 19, 2022 Page 2
COVID-19 Impact, page 86
2.We note your disclosure that you have experienced supply chain disruptions in the first quarter of 2022. Please discuss whether supply chain disruptions materially affect your outlook or business goals, and revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to service quality or reliability.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 83 of Amendment No. 4.
Results of Operations, page 88
3.You disclose that “Revenue in the first quarter of 2021 was also impacted by a ransomware attack, which resulted in disruption to our systems and our ability to service our customers, primarily in the Consumer segment.” Please quantify the impact of the ransomware attack on your revenue and operations. Make conforming changes to your risk factors, as appropriate.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 42 and 86 of Amendment No. 4.
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Should you have any comments or questions regarding the foregoing, please call me at (312) 876-7681 or e-mail me at cathy.birkeland@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,
cc:  Jennifer F. Scanlon, UL Inc.
Ryan D. Robinson, UL Inc.
Jacqueline K. McLaughlin, UL Inc.
Christopher D. Lueking, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP
Alexander D. Lynch, Weil, Gotshal & Manges LLP
Barbra J. Broudy, Weil, Gotshal & Manges LLP

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP